UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 11, 2011

Commission File Number: 001-33800

SearchMedia Holdings Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Floor 13, Central Modern Building 468 Xinhui Road Shanghai, China 200060
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SearchMedia Announces Tentative Partial Settlement on Securities Class Action

Shanghai, China, November 11, 2011 — SearchMedia Holdings Limited (“SearchMedia”
or the “Company”) (NYSE Amex: IDI, IDI.WS), one of China's leading nationwide multi-platform media companies, today announced that it reached a tentative partial settlement agreement for a securities class action lawsuit pending against the Company and a number of its current and former directors, officers and employees.

The securities class action lawsuit was filed in the United States District
Court for the Southern District of Florida (Murdeshwar v. SearchMedia Holdings
Limited, et al., Case no. 1:11-cv-20549-KMW) against the Company and certain of its current and former officers and directors in relation to various disclosures regarding the Company’s acquisition of SearchMedia International Ltd. and the financial condition of that company. The partial settlement agreement is made on behalf of the defendants who served as directors and officers of Ideation
Acquisition Corp. (the “Settling Defendants”) without any admission of wrongdoing on the part of the Settling Defendants and provides for a settlement fund of $2.75 million, which the Company expects to be entirely funded by its insurance carriers. The partial settlement agreement remains subject to court approval and certain other conditions including execution of a stipulation of settlement, notice to class members, and an opportunity for class members to object or opt out of the settlement.

The securities class action lawsuit remains pending against other defendants who reside in China and who have not been served with the complaint and summons.

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients. Learn more at www.searchmediaholdings.com.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,”
“anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, whether the partial settlement will be approved by Court; whether the settlement amount will be fully covered by the Company’s insurance carriers; whether the lawsuit will have a material impact on the
Company; whether the Company will be face additional class actions or derivative suits; whether the class action plaintiffs will serve the defendants who currently reside in China and any resulting judgments or settlements and whether the Company could face indemnification claims for any future judgments, settlements or defense costs; the risks that there are uncertainties and matters beyond the control of management; whether the Company will be able to better focus on execution of its business strategy to capture the exciting opportunities in China’s advertising market, and other risks outlined in the
Company’s filings with the U.S. Securities and Exchange Commission. SearchMedia
cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the
Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:

ICR, Inc.
In New York:  Ashley De Simone: (646) 277-1227
In Beijing:  Wen Lei Zheng: 86 10 6583-7510

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: November 14, 2011	By:	Wilfred Chow
	Name:	Wilfred Chow
	Title:	Chief Financial Officer